# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RUBRIK, INC., CIK 0001943896
CUSIP: 781154109
Title of class of securities: Class A Common Stock, $0.000025 par value per share
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001584740

## Reporting persons
- Greylock XIV Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 17,905,789; sole dispositive power 0; shared dispositive power 17,905,789; aggregate amount beneficially owned 17,905,789 (20.58% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 17,905,789 shares of Class B Common Stock, par value $0.000025 per share (the "Class B Common Stock"), of the issuer held directly by Greylock XIV Limited Partnership.
  
  For the numbers and percentages in the table above, each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock, par value $0.000025 per share (the "Class A Common Stock"), of the issuer and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 69,118,119 shares of Class A Common Stock outstanding as of August 31, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on September 12, 2024)
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 17,905,789 shares of Class B Common Stock held by Greylock XIV Limited Partnership represents 15.44% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 69,118,119 shares of Class A Common Stock and (ii) 112,535,092 shares of Class B Common Stock outstanding as of August 31, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on September 12, 2024).
- Greylock XIV-A Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 994,764; sole dispositive power 0; shared dispositive power 994,764; aggregate amount beneficially owned 994,764 (1.42% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 994,764 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership.
  
  For the numbers and percentages in the table above, each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 69,118,119 shares of Class A Common Stock outstanding as of August 31, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on September 12, 2024).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 994,764 shares of Class A Common Stock held by Greylock XIV-A Limited Partnership represents 0.86% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 69,118,119 shares of Class A Common Stock and (ii) 112,535,092 shares of Class B Common Stock outstanding as of August 31, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on September 12, 2024).
- Greylock XIV Principals LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 994,764; sole dispositive power 0; shared dispositive power 994,764; aggregate amount beneficially owned 994,764 (1.42% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 994,764 shares of Class B Common Stock held directly by Greylock XIV Principals LLC.
  
  For the numbers and percentages in the table above, each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 69,118,119 shares of Class A Common Stock outstanding as of August 31, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on September 12, 2024).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 994,764 shares of Class A Common Stock held by Greylock XIV Principals LLC represents 0.86% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 69,118,119 shares of Class A Common Stock and (ii) 112,535,092 shares of Class B Common Stock outstanding as of August 31, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on September 12, 2024).
- Greylock XIV GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,895,317; sole dispositive power 0; shared dispositive power 19,895,317; aggregate amount beneficially owned 19,895,317 (22.35% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 17,905,789 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 994,764 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, and 994,764 shares of Class B Common Stock held directly by Greylock XIV Principals LLC. Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own the shares of stock held directly by Greylock XIV Limited Partnership, Greylock XIV-A Limited Partnership, and Greylock XIV Principals LLC.
  
  For the numbers and percentages in the table above, each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 69,118,119 shares of Class A Common Stock outstanding as of August 31, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on September 12, 2024).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 17,905,789 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 994,764 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, and 994,764 shares of Class B Common Stock held directly by Greylock XIV Principals LLC represents 17.15% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 69,118,119 shares of Class A Common Stock and (ii) 112,535,092 shares of Class B Common Stock outstanding as of August 31, 2024 (as reported in the issuer's Quarterly Report on Form 10-Q as filed by the issuer with the SEC on September 12, 2024).

## Item 1. Issuer
Name of issuer: RUBRIK, INC.
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California 94304

## Item 2. Person Filing
Name of person filing:
The reporting persons are:
(i) Greylock XIV Limited Partnership;
(ii) Greylock XIV-A Limited Partnership;
(iii) Greylock XIV Principals LLC; and
(iv) Greylock XIV GP LLC, the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and manager of Greylock XIV Principals LLC.
Address of principal business office or, if none, residence: 2550 Sand Hill Road, Suite 200, Menlo Park, CA 94025
Citizenship:
(i) Greylock XIV Limited Partnership, a Delaware limited partnership;
(ii) Greylock XIV-A Limited Partnership, a Delaware limited partnership;
(iii) Greylock XIV Principals LLC, a Delaware limited liability company; and
(iv) Greylock XIV GP LLC, a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Greylock XIV Limited Partnership directly owns 17,905,789 shares of Class B Common Stock. Greylock XIV-A Limited Partnership directly owns 994,764 shares of Class B Common Stock. Greylock XIV Principals LLC directly owns 994,764 shares of Class B Common Stock. Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own 17,905,789 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 994,764 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, 994,764 shares of Class B Common Stock held directly by Greylock XIV Principals LLC.
Percent of class: Greylock XIV Limited Partnership directly owns 17,905,789 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 20.58% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 17,905,789 shares of Class B Common Stock held by Greylock XIV Limited Partnership represents the aggregate combined voting power of the Class A Common Stock and Class B Common Stock of 15.44%. Greylock XIV-A Limited Partnership directly owns 994,764 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 1.42% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 994,764 shares of Class B Common Stock held by Greylock XIV-A Limited Partnership represents the aggregate combined voting power of the Class A Common Stock and Class B Common Stock of 0.86%. Greylock XIV Principals LLC directly owns 994,764 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 1.42% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 994,764 shares of Class B Common Stock held by Greylock XIV Principals LLC represents the aggregate combined voting power of the Class A Common Stock and Class B Common Stock 0.86%. Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own 17,905,789 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 994,764 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, 994,764 shares of Class B Common Stock held directly by Greylock XIV Principals LLC, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 22.35% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 17,905,789 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 994,764 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, and 994,764 shares of Class B Common Stock held directly by Greylock XIV Principals LLC represents the aggregate combined voting power of the Class A Common Stock and Class B Common Stock of 17.15
Sole power to vote or to direct the vote:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to vote or to direct the vote:
Greylock XIV Limited Partnership 17,905,789
Greylock XIV-A Limited Partnership 994,764
Greylock XIV Principals LLC 994,764
Greylock XIV GP LLC 19,895,317
Sole power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 17,905,789
Greylock XIV-A Limited Partnership 994,764
Greylock XIV Principals LLC 994,764
Greylock XIV GP LLC 19,895,317

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Greylock XIV Limited Partnership: By: Greylock XIV GP LLC, Its: General Partner or Manager, /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (12/18/2024)
- Greylock XIV-A Limited Partnership: By: Greylock XIV GP LLC, Its: General Partner or Manager, /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (12/18/2024)
- Greylock XIV Principals LLC: By: Greylock XIV GP LLC, Its: General Partner or Manager, /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (12/18/2024)
- Greylock XIV GP LLC: /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (12/18/2024)
Comment: Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Rubrik, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.